Exhibit 4.1.4b
SECOND AMENDMENT TO
WARRANT TO PURCHASE COMMON STOCK
     THIS AGREEMENT amends and forms a part of the Warrant to Purchase Common Stock dated May 23, 2001 (“Warrant”), by and between IdleAire Technologies Corporation (the “Company”) and Lana Batts.
     The parties agree that the Warrant is hereby amended as follows:
     1. Section 1, “Term of Warrant,” is revised to read as follows:
     This warrant may be exercised at any time after May 23, 2001, but before the earlier of May 23, 2005 or the date on which the Company completes an initial public offering, merger or other event that would give rise to a “voluntary conversion” or “mandatory conversion” of shares of the Company’s Series B convertible preferred stock, as defined in Section III, page 15, of the Company’s Series B Convertible Preferred Stock Confidential Private Placement Memorandum dated November 2003.
     2. In all other respects, the original terms and conditions of the Warrant shall remain in full force and effect.
          IN WITNESS WHEREOF, the parties have executed this Second Amendment as of the 23rd day of May 2004.
IDLEAIRE TECHNOLOGIES CORPORATION

By:	/s/ Paul Boyd

Name:	Paul Boyd
Its:	CFO & Treasurer

/s/ Lana Batts

Lana Batts